January 21, 2014

VIA EDGAR AND U.S. MAIL

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561, U.S.A.

Re:	LATAM Airlines Group S.A.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed on April 30, 2013
File No. 001-14728

Dear Mr. Shenk:

By letter dated December 26, 2013, the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) provided comments to LATAM Airlines Group S.A.’s response letter dated December 3, 2013. In response to the Staff’s comments and on behalf of LATAM Airlines Group S.A. and its consolidated subsidiaries (collectively, “LATAM” or the “Company”), we hereby submit the response below.

The Staff’s comment is set forth below in boldface type.

Form 20-F for Fiscal Year Ended December 31, 2012

Item 18. Financial Statements

Note 13 – Other Non-financial Assets, Page F-75

1.	We note your response to prior comment 2. We note your statement that all of your lease agreements specifically provide that, at the expiration of the lease term, excess maintenance reserves are either returned to you in cash or are used to offset amounts that you may owe the lessor as a maintenance adjustment. You further state that some of your lease agreements provide that when major maintenance is performed on the aircraft prior to the expiration of the lease term, any reserves in excess of the actual maintenance cost incurred by you are retained by the lessor. It appears that these two statements contradict each other, please advise. Accordingly we reissue our previous comment. Please tell us how many of your leases allow for unused excess reserve payments to be retained by the lessor. Please tell us and revise to disclose how you account for reserves which are not returned to you at the end of the lease term and how you consider this factor in determining the probability these amounts will be returned to reimburse the costs of eligible maintenance activities under ASC 840-10-35-9A. Additionally, please quantify for us the amount of excess reserve payments expensed each year for the past three years because they were not used for eligible maintenance or returned or expected to be returned to you. Finally, please tell us how you determine that maintenance reserves on deposit with a lessor are less than probable of being returned.

For all Company operating leases containing maintenance reserve provisions, any maintenance reserves at the expiration of the lease term are either returned to the Company in cash or used to offset amounts the Company may owe the lessor as a maintenance adjustment. However, a number of the Company’s lease contracts provide that the lessor can retain any reserves in excess of the actual maintenance cost when heavy maintenance is performed during the lifetime of the lease.

For example, in a hypothetical 6-year lease contract containing a provision for maintenance reserves, the Company would pay maintenance reserves on a monthly basis at a rate specified in the lease. Upon completion of heavy maintenance in year 4, for example, the Company would present the maintenance invoice to the lessor to recover the corresponding maintenance reserve. The amount recovered is the lesser of (i) the invoice amount and (ii) the amount of the maintenance reserve. In some of the Company’s leases containing a provision for maintenance reserves, if the cost of the heavy maintenance is less than the maintenance reserve, the lessor has the right to keep any excess. In the remaining leases containing a provision for maintenance reserves the excess reserves will be returned at the end of the lease term or used to offset amounts the Company may owe the lessor as a maintenance adjustment at the end of the lease term. After heavy maintenance, the Company would continue to pay monthly maintenance reserves. At year 6 (the end of the lease period) if there has been no further heavy maintenance performed by the Company, the lessor either returns any maintenance reserves to the Company or applies the reserves to reduce any maintenance adjustment which the Company may be required to pay to the lessor under the lease. Therefore, any maintenance reserves at the end of any lease term are always recovered.

As of September 30, 2013, LATAM had US$246 million in maintenance reserves, corresponding to 23 aircraft out of a total fleet of 339 operated by LATAM Airlines Group. These 23 operating leases were entered into by TAM S.A., an airline that was acquired by LATAM Airlines Group in June 2012. Of these 23 lease contracts, 12 grant the lessor the right to retain excess maintenance reserves when the maintenance cost is lower than the maintenance reserve at the time the maintenance is performed, as described in the example above. It is LATAM’s policy not to accept new lease contracts with provisions for maintenance reserves and the Company has entered into no such operating leases since June 2012. Furthermore, all of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2017. Of the 23 aircraft leases mentioned above, 2 expired in 2013, 7 will expire in 2014, 7 in 2015, 4 in 2016 and the remaining 3 will expire in 2017.

Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has exceeded the level of maintenance reserves for all aircraft. Therefore, LATAM has recovered the total amount of the maintenance reserves for all aircraft, thus no excess reserves have been recognized within the income statement during the past three years, either before or since the acquisition of TAM.

If the Company expects the cost of a heavy maintenance to be less than the maintenance reserves for one of the 12 aircraft for which the lessor has the right to retain any excess maintenance reserves at the time maintenance is performed, the Company would write off the excess maintenance reserve as a maintenance cost at the moment the Company became aware of such a difference.

We will revise our disclosure in future filings to disclose any amounts that the Company writes off with respect to excess maintenance reserves not expected to be recovered, if any, provided they are more than de minimis. We will also revise our disclosure in future filings to include the number of aircraft leases with maintenance reserves, the amount of the reserves at the relevant balance sheet date and their respective termination dates.

1.	In Note 13 b) to the Financial Statements (Other Assets), we will include the following disclosure:

“Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft. These amounts are calculated based on performance measures, such as flight hours or cycles, are payable periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (12 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2013, LATAM had US$xxx million in maintenance reserves (2012: US$ xxx million), corresponding to xx aircraft out of a total fleet of xxx (2012: xx aircraft out of a total fleet of xxx). All of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2017.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed.”

*  *  *

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. We hope that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Gisela Escobar at (562) 2565 8785 or gisela.escobar@lan.com.

Sincerely,

/s/ Andres Osorio H.
Andres Osorio H.
Chief Financial Officer
LATAM Airlines Group S.A.

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